UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-43229

Wise Group plc

(Registrant’s Name)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Chair Designate

Wise Group plc ("Wise", the “company”), the global technology company building the best way to move and manage the world’s money, today announces the appointment of Barak Eilam to its Board of Directors as Non-Executive Director and Chair Designate.

Barak will take over as Chair from David Wells, who joined Wise in 2019 as a Non-Executive Director and has served as Chair since 2021. As part of his duties, Barak will serve as Chair of the Nominating and Corporate Governance committee. David will step down as Chair and as a Director in April 2027.

Barak is a highly experienced technology executive and board director with nearly three decades of experience building and scaling global technology businesses. He spent 25 years at NICE, a Nasdaq-listed technology company. There, he started as an engineer and later served as Chief Executive Officer from 2014 to 2024, driving its transformation into a cloud-based leader serving thousands of enterprises worldwide. He brings both deep operational and board-level experience, currently serving on the Boards of FactSet, CCC Intelligent Solutions, Similarweb and, previously, Payoneer.

The Board welcomes Barak to Wise.

Kristo Käärmann, Co-founder and Chief Executive Officer, commented:

“Barak brings a rare combination: years of hands-on experience building and scaling enterprise technology, and a track record of partnering with companies on their long-term strategy. I've been impressed by what he built at NICE over 25 years - joining as an engineer and transforming it into a global cloud enterprise software leader. That operator mindset, combined with his board experience at fast-growing public companies, makes him an exceptional partner and Chair as we continue to build ‘the’ network for the world’s money.

“On behalf of the Board and all Wisers, I would like to thank David for all his contributions. When David joined us in 2019, we had 6 million customers. Today we serve nearly 19 million customers and some of the largest banks in the world. Under his chairmanship, we scaled our impact for people and businesses globally and became a dual-listed company. I wish him every success in the future.”

Barak Eilam, Chair Designate, said:

"Wise is one of the most distinctive and important technology companies in global financial services. The team has built an extraordinary business by fundamentally improving how people and businesses move money across borders, combining a strong customer proposition with a technology-driven and highly-scalable model. I see a significant opportunity ahead to build on that foundation, expand Wise’s impact globally, and create substantial long-term value for customers and owners. I’m excited to work with the Board and leadership team as Wise enters its next phase of growth.”

David Wells, outgoing Chair, commented:
"Serving as Chair of Wise and partnering with Kristo and his leadership team through an important phase of Wise's growth and maturity has been a significant part of my work over the last 7 years. I am proud of the company's growth in an increasingly dynamic market and of the global Board we've built, whose skills are well-suited for the next phase of growth and evolution for Wise. Wise's vision to make money move without borders is more important than ever, and Barak is a strong leader to carry this forward. I'll be overlapping with him for a few board cycles and then dropping back into a supportive board role until April 2027, at which time I will cheer on as a loyal customer.”

Enquiries

Owner Relations: owners@wise.com

Communications: press@wise.com

Brunswick Group: wise@brunswickgroup.com +44 (0) 20 7404 5959

About Wise
Wise is a global technology company, building the best way to move and manage the world's money. With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC
Date: October 13, 2026	By: /s/ Emmanuel Thomassin
Name: Emmanuel Thomassin Title: Chief Financial Officer